Exhibit 4.3
DESCRIPTION OF THE REGISTRANT’S SECURITIES

As of December 31, 2024, FIGS, Inc. (the “Company,” “we,” “our” or “us”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our Class A common stock, $0.0001 par value per share. The following description summarizes our capital stock and certain provisions of our amended and restated certificate of incorporation, our amended and restated bylaws, the voting agreement to which our co-founders are parties (the “Voting Agreement), the stockholders agreement (the “Stockholders Agreement”) among us, Baron Capital Management, Inc. and BAMCO, Inc. (together, Baron”), and the Delaware General Corporation Law. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws, Voting Agreement, and Stockholders Agreement, copies of which have been filed as exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

General

Our authorized capital stock consists of 1,000,000,000 shares of our Class A common stock and 150,000,000 shares of our Class B common stock, in each case, $0.0001 par value per share, and 100,000,000 shares of undesignated preferred stock, $0.0001 par value per share. We have no shares of preferred stock issued and outstanding.

Common Stock

We have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of each class of our common stock are identical, except with respect to voting and conversion rights.

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.

Voting Rights

Holders of our Class A common stock are entitled to one vote for each share of Class A common stock held on all matters submitted to a vote of stockholders. Holders of our Class B common stock are entitled to 20 votes for each share of Class B common stock held on all matters submitted to a vote of stockholders.

All outstanding shares of our Class B common stock are held by our co-founders and co-Chief Executive Officers, Heather Hasson and Trina Spear. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:

•if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and
•if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.
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Our amended and restated certificate of incorporation does not provide for cumulative voting for the election of directors. As a result, the holders of a majority of our voting shares can elect all of the directors then standing for election. Our amended and restated certificate of incorporation establishes a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

None of our common stock is entitled to preemptive rights or subject to redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to the prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any shares of preferred stock outstanding at that time.
Change of Control Transactions

In the case of any distribution or payment in respect of the shares of our Class A common stock or Class B common stock upon a merger or consolidation with or into any other entity, or other substantially similar transaction, the holders of our Class A common stock and Class B common stock will be treated equally and identically with respect to shares of Class A common stock or Class B common stock owned by them, unless the only difference in the per share distribution to the holders of the Class A common stock and Class B common stock is that any securities distributed to the holder of a share of Class B common stock have 20 times the voting power of any securities distributed to the holder of a share of Class A common stock, or such merger, consolidation or other transaction is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting as a separate class.

Subdivisions and Combinations

If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, the outstanding shares of the other class will be subdivided or combined in the same manner, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting as a separate class.

Conversion

Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain permitted transfers described in our amended and restated certificate of incorporation, including transfers for estate planning purposes or charitable transfers where voting control is retained by the transferring holder or transfers to affiliates or certain other related entities of the transferring holder. Once converted or transferred and converted into Class A common stock, the Class B common stock may not be reissued.

All outstanding shares of our Class B common stock will convert automatically into shares of our Class A common stock upon the earlier of (1) the date fixed by our board of directors that is not less than 60 days or more than 180 days following the death or disability of both Ms. Hasson and Ms. Spear and (2) June 1, 2031, the 10-year anniversary of the date of the closing of our initial public offering, each of which we refer to as a final conversion event. Once converted into Class A common stock, the Class B common stock may not be reissued.

Upon the conversion of all shares of Class B common stock into shares of Class A common stock, the rights of the holders of all outstanding common stock will be identical.

Preferred Stock

Pursuant to the provisions of our amended and restated certificate of incorporation, our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company and might adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our Class A common stock and Class B common stock.

Voting Agreements

We, Ms. Hasson and Ms. Spear are party to the Voting Agreement, under which such parties agreed upon the terms set forth in the Voting Agreement, to vote their shares for the election of each of Ms. Hasson and Ms. Spear to our board of directors, and to vote against their removal. The Voting Agreement will be in effect until: (1) the time at which neither of the co-founders nor any of their permitted transferees hold shares of Class B common stock or (2) a final conversion event. The conversion of our Class B common stock to Class A common stock is provided for in our amended and restated certificate of incorporation, see section titled “—Common Stock—Conversion.”

We are also party to the Stockholders Agreement with Baron, under which Baron has agreed, until the earlier to occur of (1) a final conversion event as set forth in our amended and restated certificate of incorporation, (2) the date that Ms. Spear ceases to be the Chief Executive Officer or Co-Chief Executive Officer of the Company and (3) the date that Baron and its affiliates cease to beneficially own at least 17.5% of the outstanding shares of our Class A common stock, to vote certain shares of our Class A common stock that it owns in excess of 25% of our outstanding shares of Class A common stock in favor of all persons nominated to serve as directors of the Company by our board of directors.

Registration Rights

Our Stockholders Agreement, which was entered into in February 2025, grants Baron and its affiliates certain registration rights in respect of the “registrable securities,” as defined in the Stockholder Agreement, held by them, which securities include our Class A common stock. The registration of shares of our Class A common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act of 1933, as amended (the “Securities Act”) when the applicable registration statement is declared effective. Our Stockholders Agreement does not provide for any maximum cash penalties or any penalties connected with delays in registering our Class A common stock.

In any registration made pursuant to the Stockholders Agreement, all fees, costs, and expenses of underwritten registrations, including reasonable and documented fees and disbursements of one special counsel to the selling stockholders, will be borne by us and all selling expenses, including the estimated underwriting discounts and commissions, will be borne by the holders of the shares being registered. Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The registration rights terminate on the first date when Baron and its affiliates cease to hold registrable securities.

Demand Registration Rights

Baron and its affiliates are entitled to demand registration rights. Under the terms of the Stockholders Agreement, (1) during any period that the Company is then-ineligible to register registrable securities on Form S-3 under the Securities Act or following the expiration of the Company’s obligation to keep a shelf registration statement on Form S-3 continuously effective under the Stockholder’s Agreement, but only if there is no shelf registration statement then in effect, Baron and its affiliates can request that we register the offer and sale of their shares on a registration statement on Form S-1 under the Securities Act with an anticipated aggregate offering price, without regard to any underwriting discount or commission, of at least $50 million (or $25 million, if such offering would result in the disposition of all of the registrable securities beneficially owned by the requesting holder).

We are not required to effect any registration pursuant to this provision of the Stockholders Agreement (1) within one hundred twenty days of a “firm commitment” underwritten offering in which all holders of registrable securities requesting demand registration rights were offered “piggyback” rights pursuant to the Stockholders Agreement and at least 50% of the number of registrable securities requested by such holders to be included in such demand registration were included, (2) within one hundred twenty days of the completion of any other demand registration (including any underwritten offering pursuant to any shelf registration statement) or (3) if, in the Company’s reasonable judgment, it is not feasible for the Company to proceed with the demand registration because of the unavailability of audited or other required financial statements of the Company or any other person; provided, that the Company uses its commercially reasonable efforts to obtain such financial statements as promptly as practicable.

We may postpone the filing of a registration statement and we are not required to effect a requested registration under certain additional circumstances specified in the Stockholders Agreement.

Form S-3 Registration Rights

Baron and its affiliates are also entitled to Form S-3 registration rights. If we are eligible and qualified to file a registration statement on Form S-3, holders can request that we register the offer and sale of all or part of their shares on a registration statement on Form S-3 with an anticipated aggregate offering price, without regard to underwriting discount or commission, of at least $50 million (or $25 million, if such offering would result in the disposition of all of the registrable securities beneficially owned by the requesting holder). We are required to effect at most six registrations statements on Form S-3 and not more than three registration statements on Form S-3 in any 12-month period. Additionally, we are not be obligated to effect any registration statement of Form S-3 (1) within one hundred twenty days of an underwritten offering in which the demand stockholders were offered “piggyback” rights pursuant to the Stockholders Agreement and at least 80% of the number of registrable securities requested by the demand stockholders to be included in such underwritten offering were included and sold or (2) within one hundred twenty days of the completion of a prior offering of registrable securities by Baron and its affiliates on Form S-3. We are not required to effect, and are entitled to withdraw, a registration on Form S-3 under certain additional circumstances specified in the Stockholders Agreement.

Piggyback Registration Rights

If we register any of our Class A common stock for public sale, Baron and its affiliates are entitled to piggyback registration rights. However, this right does not apply to (1) a registration on Form S-4, (2) a registration on Form S-8, or (3) a registration effected pursuant to Baron and its affiliates’ demand registration rights.

If advised by the lead managing underwriters of any underwritten offering, we have the right to limit the number of shares registered pursuant to these registration rights, in which case the number of shares to be registered will be apportioned (a) if the piggyback registration relates to an offering for our own account, first, to us, second, pro rata among the piggyback sellers, according to the total amount of shares entitled to be included by each piggyback seller, third, pro rata among the other demanding sellers, according to the total amount of shares entitled to be included by each other demanding seller, and fourth, among any other proposed sellers, subject to additional circumstances specified in the Stockholders Agreement or (b) if the piggyback registration relates to an offering other than for our own account, first pro rata among the other demanding sellers, according to the total amount of shares entitled to be included by each other demanding seller, second, pro rata among the piggyback sellers, according to the total amount of shares entitled to be included by each piggyback seller, third, to us, and fourth, among any other proposed sellers, subject to additional circumstances specified in the Stockholders Agreement.

Anti-Takeover Provisions

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of delaying, deferring, or discouraging another person from acquiring control of the Company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, or DGCL, regulating corporate takeovers. In general, DGCL Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date on which the person became an interested stockholder unless:

•prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that DGCL Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws includes a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:

•Dual-Class Common Stock. As described above in the section titled “—Common Stock—Voting Rights,” our amended and restated certificate of incorporation provides for a dual-class common stock structure pursuant to which holders of our Class B common stock have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of all outstanding shares of our common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of the Company or its assets. Current investors, executives and employees have the ability to exercise significant influence over those matters.
•Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.
•Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws provides that our board of directors is classified into three classes of directors. The existence of a classified board of directors could discourage a third party from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.
•Directors Removed Only for Cause. Our amended and restated certificate of incorporation provides that stockholders may remove directors only for cause.
•Supermajority Requirements for Amendments of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. Our amended and restated certificate of incorporation further provides that the affirmative vote of holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock is required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to the classified board, the size of the board, removal of directors, special meetings, actions by written consent, and designation of our preferred stock. In addition, the affirmative vote of holders of 66 2/3% of the voting power of each of our Class A common stock and Class B common stock, voting separately by class, is required to amend the provisions of our amended and restated certificate of incorporation relating to the terms of our Class B common stock. The affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of voting stock is required to amend or repeal our amended and restated bylaws, although our amended and restated bylaws may be amended by a simple majority vote of our board of directors.
•Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called only by our board of directors, the chairman of our board of directors, or either of our co-Chief Executive Officers. Our amended and restated certificate of incorporation provides that our stockholders may act by written consent until such time as holders of our Class B common stock beneficially own less than a majority of the voting power, at which time our stockholders will no longer be able to act by written consent and instead must take action at an annual or special meeting of our stockholders. As a result, holders of our capital stock will not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Further, our amended and restated bylaws provides that special meetings of our stockholders may be called only by our board of directors, the chairman of our board of directors, or our co-Chief Executive Officers, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.
•Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.
•No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting.

•Issuance of Undesignated Preferred Stock. Our board of directors have the authority, without further action by the stockholders, to issue up to 100,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.
•Choice of Forum. Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, (A)(i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, other employees or stockholders to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or amended and restated bylaws (as either may be amended or restated) or as to which the DGCL confers exclusive jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware, and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act. Our amended and restated certificate of incorporation also provides that, to the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the foregoing. By agreeing to this provision, however, stockholders have not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Limitations on Liability and Indemnification Matters

Our amended and restated certificate of incorporation provides that we will indemnify each of our directors and executive officers to the fullest extent permitted by the DGCL. We have entered into indemnification agreements with each of our directors and executive officers that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. Further, pursuant to our indemnification agreements and directors’ and officers’ liability insurance, our directors and executive officers are indemnified and insured against the cost of defense, settlement or payment of a judgment under certain circumstances. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Listing

Our Class A common stock is listed on the NYSE under the symbol “FIGS.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is Computershare Trust Company, N.A.